

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

Ross Dove
Chief Executive Officer
Heritage Global Inc.
12625 High Bluff Drive, Suite 305
San Diego, CA 92130

> **Re: Heritage Global Inc.**
> **Registration Statement on Form S-3**
> **Filed September 24, 2021**
> **File No. 333-259795**

Dear Mr. Dove:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Lopez at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services